Exhibit 3(i)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

ELEMENT 21 GOLF COMPANY

Element 21 Golf Company, a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: This Certificate of Amendment amends the provisions of the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”).

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: Article 4 of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation has the authority to issue is Three Hundred and Five Million (305,000,000) shares, consisting of two classes: Three Hundred Million (300,000,000) shares of Common Stock, $.01 par value per share, and Five Million (5,000,000) shares of Preferred Stock, $0.10 par value per share.

The designations and powers, preferences and rights, and the qualifications or restrictions thereof are as follows:

The preferred shares shall be issued from time to time in one or more series, with such distinctive serial designations as shall be stated and expressed in the resolution or resolutions providing for the issue of such shares as adopted by the Board of Directors; the Board of Directors is expressly authorized to fix the annual rate or rates of dividends for the particular series issued prior to the record date for the first dividend payment date shall be cumulative, the redemption price or prices for the particular series, the voting powers for the particular series, the rights, if any, of holders of the shares of the particular series to convert the same into shares of any other series or class or other securities of the Corporation, with any provisions for the subsequent adjustment of such conversion rights, the rights, if any, of the particular series to participate in distributions or payments upon liquidation, dissolution or winding up of the Corporation, and to classify or reclassify any unissued preferred shares by fixing or altering from time to time any of the foregoing rights, privileges and qualifications.

All the Preferred shares of any one series shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative; and all Preferred shares shall be of equal rank, regardless of series, and shall be identical in all respects except as to the particulars fixed by the Board as hereinabove provided or as fixed herein.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officers thereunto duly authorized this 9th day of May, 2006.

By:	/s/ Nataliya Hearn
Nataliya Hearn
President and Chief Executive Officer